Exhibit 12(a)

Ratio of Earnings to Fixed Charges

Union Pacific Corporation and Subsidiary Companies

(Unaudited)

	Three Months Ended June 30,
Millions of Dollars, Except for Ratios	2007	2006
Fixed charges:
Interest expense, including amortization of debt discount	$ 120	$ 120
Portion of rentals representing an interest factor	58	59
Total fixed charges	$ 178	$ 179
Earnings available for fixed charges:
Net income	$ 446	$ 390
Equity earnings net of distribution	(16)	(15)
Income taxes	257	236
Fixed charges	178	179
Earnings available for fixed charges	$ 865	$ 790
Ratio of earnings to fixed charges	4.9	4.4